SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

China Solar & Clean Energy Solutions Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

3/F West Wing Dingheng Plaza,
45A North Fengtai Road,
Beijing, China, 100071
(86) 10-63860500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

December 31, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D/A

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Deli Du

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

		2,348,943
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		2,348,943

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,186,225

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34%

14	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of China Solar & Clean Energy Solutions, Inc., a Nevada corporation, with its principal place of business located at 3/F West Wing Dingheng Plaza, 45A North Fengtai Road, Beijing, China, 100071. The telephone number is (86) 10-63860500.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Deli Du who is hereinafter sometimes referred to as the “Reporting Person.” Deli Du who is located at Bazhou Hospital Accomodation Apartment, Bazhou City, Hebei Province, F4 065700.

Deli Du is the Chief Executive Officer and President of China Solar & Clean Energy Solutions Inc., a Nevada corporation, with its principal place of business located at 3/F West Wing Dingheng Plaza, 45A North Fengtai Road, Beijing, China, 100071. The telephone number is (86) 10-63860500.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were issued to Deli Du on December 31, 2009 pursuant to the Stock Purchase Agreement on November 9, 2009 between Deli Du and Quercus Trust.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 2,348,943 shares of the Issuer’s common stock by the Reporting Person was pursuant to the Stock Purchase Agreement on November 9, 2009 between Deli Du and Quercus Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 2,348,943 of the issued and outstanding common shares of the Issuer on December 31, 2009.  Such amount represented 15.4 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010

By:	/s/ Dr. Deli Du
Dr. Deli Du
Chief Executive Officer and President